Walton RE Securities, LLC
Statements of Financial Condition

December 31, 2024

Assets		
Cash	$	173,990
Contract Receivable		7,094
Prepaid Expenses		30,680
Total Assets		211,764
Liabilities and Member's Equity		
Commissions Payable and Accrued Liabilities		59,142
Due to Related Party		10,483
Total Liabilities		69,625
Member's Equity		142,139
Total Liabilities and Member's Equity	$	211,764